Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Spirit of Texas Bancshares, Inc.

Commission File Number: 001-38484

Frequently Asked Questions

If you cannot find your question below, please email askHR@simmonsbank.com.

What is happening?

Spirit of Texas Bancshares, Inc. (“STXB”) has entered into a definitive agreement and plan of merger with Simmons First National Corporation (“SFNC”). Under the agreement, STXB will merge with and into SFNC, with SFNC as the surviving corporation, subject to certain terms and conditions, including approval of the transaction by STXB’s shareholders. The merger is expected to be finalized in the second quarter of 2022. Immediately following the merger, Spirit of Texas Bank is expected to merge with and into Simmons Bank, with Simmons Bank as the surviving bank, subject to certain terms and conditions.

We recognize that Spirit of Texas Bank has had great success in realizing your mission to help each and every customer succeed by offering innovative solutions tailored to their unique needs, and that success has been recognized by industry experts, larger banks and potential investors. With our emphases on relationship banking, customer experience and community involvement, we feel as though Simmons is a great fit for your customers, culture and community bank values.

Why Simmons Bank?

Simmons Bank is a highly successful financial institution with assets of more than approximately $25 billion. We have approximately 200 locations across six states (Arkansas, Kansas, Missouri, Oklahoma, Tennessee and Texas). Our commitment to Texas has recently made headlines via the Simmons Bank Plaza and Pavilion at Dickies Arena in Fort Worth. We are looking forward to forming this partnership and serving our customers, bankers and shareholders together!

Is Simmons Bank a state or nationally chartered bank?

Simmons Bank is an Arkansas state-chartered bank and member bank of the Federal Reserve.

What is the timeline?

Following the announcement of the definitive agreement on November 19, 2021, the focus is on evaluating how best to integrate the two banking organizations. The acquisition is expected to close in the second quarter of 2022. At that time, Spirit of Texas Bank will merge with and into Simmons Bank.

Did we do something wrong?

Absolutely not. In fact, it’s just the opposite! You built a great franchise and should all be proud that our efforts are being recognized by a much larger, high-performing regional community bank like Simmons. Each of you had a significant impact on making Spirit of Texas Bank so desirable.

Will my job change?

For now, all your jobs will stay the same. You will continue to serve your customers and continue to run the bank with your same level of excellence.

Eventually, yes, all of your jobs will change. The changes could include new products, systems and goals to serve your customers. These answers are not determined yet, and we will work through them together.

Will I have a job?

All Spirit bankers are valued employees. We are impressed by your bankers’ talents and are interested in the opportunity to consider this great new pool of bankers for our employee base. Be patient and give yourself the best possible opportunity to examine your options as decisions are made and they become known to you.

What will happen to my medical benefits?

Our HR teams will be working to develop a timeline to transition to the Simmons health care program. As soon as the timing of the benefits transition is known, we’ll give you plenty of notice with all the details. In the meantime, your current Spirit medical, dental, life and disability benefits will continue without interruption. We offer a wide array of benefits including life, dental and vision, and three choices for medical insurance: two high-deductible plans and a PPO. With three plans you’ll have a choice in balancing cost and benefits. We’ll provide education on high-deductible health care plans prior to closing for those who may not be familiar with them.

If I have specific benefit questions, who do I call?

You can contact AskHR@simmonsbank.com for any questions about Simmons benefits. For questions about Spirit benefits, a senior manager in the HR department is available to help you.

Will I interview to retain my position?

Your opportunity to get to know our Simmons Bank leaders will begin in the next few weeks. The process will vary among departments and positions. We work hard to proactively match new team members from acquired banks with opportunities throughout Simmons Bank. Stay tuned to learn more about this.

Will my incentive plan change?

Not initially. As in the past, all sales and incentive plans will be evaluated for their alignment with the strategic goals for the new year. You can expect to receive communication about any changes to your 2022 plan, just as you have in the past.

What will happen to my vacation/sick leave?

Your paid time off balances will remain the same for 2021. After the merger, we are planning for you to transition to the Simmons time-off program. You’ll learn more about it on the website as those details become available. We will grandfather years of service for time off purposes.

Will branches close? How many?

We will work to evaluate the best future-state branch mix in Texas.

What will happen to my customers?

Your customers can expect to continue their banking business as usual until the merger closing projected for the second quarter of 2022. There will be several customer communications between now and then to cover any changes that will happen post-closing. In general, customers can expect more things to be the same than different.

Will products change?

For the next few months, no product changes will occur. At the time of closing, Spirit’s products will merge into Simmons’ product set. We’ll communicate our plans to transition your customers at conversion as those plans are finalized.

What new products will we be able to offer to our customers?

There will be new products available to Spirit customers over time. While some may be available sooner, for the most part, these will likely come after the systems conversion (projected to occur in the second quarter of 2022). We offer a wide variety of deposit products, treasury management services for businesses, wealth management offerings (including investment management, trust, corporate trust, etc.), a robust mortgage operation and warehouse lending department, and excellent offerings for small business banking.

What can/should I do?

Today, tomorrow and every day after you should do your job to the very best of your ability. Today and every day, it is important to assist your customers with their financial needs. That has not changed.

What will the new organization look like?

In many ways, it will look a lot like Spirit. It is uncanny how similar certain aspects of the values, strategies and cultures of Simmons and Spirit appear to be. Of course, there will be differences, too. You’ll have many opportunities to get to know Simmons Bank’s structure, philosophies and approach to banking over the next several weeks.

When will the signs change?

There is not a specific date yet, but we expect this to occur in the second quarter of 2022 in connection with the merger of Spirit of Texas Bank with and into Simmons Bank.

When will the bank name change?

Following the merger of Spirit of Texas Bank with and into Simmons Bank (which is expected to occur in the second quarter of 2022), banking business will be conducted in Simmons Bank’s name.

When will we fully stop using the Spirit of Texas Bank name?

Following the merger of Spirit of Texas Bank with and into Simmons Bank (which is expected to occur in the second quarter of 2022), banking business will be conducted in Simmons Bank’s name.

When will customers know?

Many customers and community members will learn about this news from the press release dated November 19, 2021 and stories in local news outlets and online. Shortly following this announcement direct customer communication pieces will begin to circulate.

Will customers get new debit cards, checks, etc.? If so, when?

These details will be determined over the next several months. For now, customers will continue to use Spirit of Texas Bank cards and checks.

What if I’m approached by a reporter?

If you receive questions from media, please direct them to Ashley Leopoulos (ashley.leopoulos@simmonsbank.com or 501-377-7639) or Ed Bilek (ed.bilek@simmonsbank.com or 501-263-7483).

Forward-Looking Statements

Certain statements contained in this communication may not be based on historical facts and should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “estimate,” “expect,” “foresee,” “intend,” “indicate,” “target,” “plan,” positions,” “prospects,” “project,” “predict,” or “potential,” by future conditional verbs such as “could,” “may,” “might,” “should,” “will,” or “would,” or by variations of such words or by similar expressions. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) and Spirit of Texas Bancshares, Inc. (“Spirit”) expect the proposed merger transaction between the Company and Spirit (“Proposed Transaction”) to have on the combined entities’ operations, financial condition and financial results, and the Company’s and Spirit’s expectations about their ability to obtain regulatory approvals and Spirit’s shareholder approval, their ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company and Spirit expect to realize as a result of the Proposed Transaction. The forward-looking statements may also include, without limitation, those relating to the Company’s and Spirit’s predictions or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for future growth, revenue, expenses, assets, capital levels, liquidity levels, asset quality, profitability, earnings, accretion, customer service, investment in digital channels, or other future financial or business performance, strategies or expectations, the impacts of the COVID-19 pandemic and the ability of the Company and Spirit to manage the impacts of the COVID-19 pandemic, capital resources, market risk, plans for investments in securities, effect of future litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation: changes in the Company’s and Spirit’s operating, acquisition, or expansion strategy; the effects of future economic conditions (including unemployment levels and slowdowns in economic growth), governmental monetary and fiscal policies, as well as legislative and regulatory changes, including in response to the COVID-19 pandemic; changes in interest rates; possible adverse rulings, judgements, settlements, and other outcomes of pending or future litigation; the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction; delay in closing the Proposed Transaction; difficulties and delays in integrating the Spirit business or fully realizing cost savings and other benefits of the Proposed Transaction; changes in the Company’s share price before closing; the outcome of any legal proceedings that may be instituted against the Company or Spirit as a result of the Proposed Transaction or otherwise; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the Agreement; business disruption following the Proposed Transaction; the reaction to the Proposed Transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on the Company, Spirit and the Proposed Transaction; and other relevant risk factors, which may be detailed from time to time in the Company’s and Spirit’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). Many of these factors are beyond the Company’s and Spirit’s ability to predict or control, and actual results could differ materially from those in the forward-looking statements due to these factors and others. In addition, as a result of these and other factors, the Company’s and Spirit’s past financial performance should not be relied upon as an indication of future performance.

The Company and Spirit believe the assumptions and expectations that underlie or are reflected in any forward-looking statements, expressed or implied, in this communication are reasonable, based on information available to the Company and Spirit on the date of this communication. However, given the described uncertainties and risks, the Company and Spirit cannot guarantee its future performance or results of operations or whether the Company’s and Spirit’s future performance will differ materially from the performance reflected in or implied by its forward-looking statements, and you should not place undue reliance on these forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and neither the Company nor Spirit undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Company common stock that will be issued to Spirit shareholders in the Proposed Transaction. The Registration Statement will include a proxy statement of Spirit and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company and/or Spirit may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Spirit. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND/OR SPIRIT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and Spirit, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company or Spirit. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations” or from Spirit at www.sotb.com under the “Investor Relations” link. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to the Company at Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000; or by directing a request to Spirit at Spirit of Texas Bancshares, Inc., 1836 Spirit of Texas Way, Conroe, Texas 77301, Attention: Corporate Secretary, Email: jgoleman@sotb.com, Telephone: (936) 521-1836.

Participants in the Solicitation

The Company, Spirit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Spirit in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information about Spirit’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 9, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.